UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15 (d) OF

THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 001-33784

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SandRidge Energy, Inc. 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SandRidge Energy, Inc.

123 Robert S. Kerr Avenue

Oklahoma City, OK 73102

INDEX TO FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULES

*	Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of the

SandRidge Energy, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of SandRidge Energy, Inc. 401(k) Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Plan management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Index page are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplementary information is the responsibility of Plan management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McConnell & Jones LLP

Houston, Texas
June 22, 2011

SANDRIDGE ENERGY, INC. 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2010 AND 2009

	2010	2009
Assets
Investments, at fair value	$47,443,080	$31,429,773
Receivables
Employer contributions	643,805	448,986
Employee contributions	665,171	462,035
Notes receivable from participants	1,319,554	933,893

Total assets	50,071,610	33,274,687

Liabilities
Accrued expenses	13,761	74,685

Total liabilities	13,761	74,685

Net assets, at fair value	50,057,849	33,200,002

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(130,054)	(9,861)

Net assets available for benefits	$49,927,795	$33,190,141

The accompanying notes are an integral part of these financial statements.

SANDRIDGE ENERGY, INC. 401(K) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2010

Additions
Net appreciation in fair value of investments	$395,942
Dividends from investments	594,385
Interest on notes receivable from participants	40,615
Contributions
Employer	8,868,996
Participant	8,949,849
Rollovers	529,865

Total additions	19,379,652

Deductions
Payment of benefits	2,532,350
Administrative expenses	109,648

Total deductions	2,641,998

Net increase	16,737,654

Net assets available for benefits, beginning of year	33,190,141

Net assets available for benefits, end of year	$49,927,795

The accompanying notes are an integral part of these financial statements.

SANDRIDGE ENERGY, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

1. Description of Plan

The following description of the SandRidge Energy, Inc. 401(k) Plan (the “Plan”) provides only general information. During the Plan’s transition of administration, recordkeeping and trustee services from Principal Financial Group to Reliance Trust Company and The Newport Group on December 1, 2010, as discussed below in “Plan Administration,” SandRidge Energy, Inc. entered into a 401(k) Plan Restatement effective January 1, 2010 (the “Plan Agreement”). The Plan Agreement does not significantly change the provisions of the Plan as originally stated in the Plan Restatement dated January 1, 2002. For a more complete description of the Plan’s provisions, participants in the Plan should refer to the Plan Agreement.

General

The Plan is a defined contribution plan covering all eligible employees of SandRidge Energy, Inc. and its subsidiaries (collectively, the “Company” or “Employer”). Employees must be at least 21 years of age and complete two consecutive months of service with the Company in order to be eligible to participate in the Plan. Eligible employees may begin participating on the first day of the first plan quarter after satisfying the Plan’s eligibility requirements. Employees that qualify as eligible rehired participants may begin participating in the Plan immediately. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and is qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

Contributions

The Plan allows eligible employees to contribute a percentage of their pretax compensation to the Plan. The Code and the Plan Agreement limit discretionary employee contributions to an annual amount, which is adjusted for inflation under the Code. Employee contributions are made under a payroll deduction program.

The Plan allows participants to direct contributions into one or more of the available investment options, including a self-directed brokerage account.

For each plan year, the Company determines the matching contribution to be made to the Plan by the Company on the first day of the plan year. For the plan year ended December 31, 2010, the Company made matching contributions to the Plan equal to a dollar for each dollar contributed by the participant up to 15% of the participant’s eligible compensation for each payroll period.

Company matching contributions are invested entirely in shares of the Company’s common stock. Participants may transfer amounts allocated to their accounts from the Company’s matching contribution to other investment options available under the Plan upon completion of three years of vested service. See “Vesting” below. Company contributions are deposited with the Plan at least annually. During 2010 and 2009, the Company’s contributions to the Plan were made at the same time as bi-weekly employee contributions and invested directly in the Company’s common stock.

In addition to Company matching contributions, the Plan permits the Company to make profit sharing contributions at its discretion. Any profit sharing contribution made by the Company shall be allocated to eligible employee accounts in proportion to the employee’s compensation as a percentage of total compensation of all eligible employees and will vest based on years of service pursuant to the Plan Agreement. The Company made no profit sharing contributions during 2010 or 2009.

The Plan permits participants who are at least 50 years old by the end of the plan year to make additional deferral contributions to the SandRidge Energy, Inc. Executive Non-Qualified Excess Plan (“NQ Plan”). These additional contributions, referred to as “catch-up” contributions, are not subject to the general limits that apply to 401(k) plans. The NQ Plan requires that those eligible for catch-up contributions reach the catch-up limit in the Plan before entering the NQ Plan. Five participants in the Plan for the plan year ended December 31, 2009 did not defer the Plan’s catch-up contribution limit before entering the NQ Plan. The Company corrected the late remittances in 2009 and paid any applicable excise taxes during 2010. In all cases, the lost participant earnings were credited to the appropriate participants’ accounts. All eligible participants in the Plan for the plan year ended December 31, 2010 deferred the Plan’s catch-up contribution limit before entering the NQ Plan.

Payment of Benefits

The Plan provides for payments of benefits to participants or their beneficiaries (i) upon a participant reaching the age of 60 years old, (ii) in the event of a participant’s death, (iii) in the event a participant becomes permanently disabled or (iv) in the event a participant age 59  1/2 or older elects to receive in-service distributions.

SANDRIDGE ENERGY, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

Vesting

Participants are immediately 100% vested in the discretionary employee contribution portion of their accounts plus earnings thereon. The Company’s matching contributions plus earnings thereon vest based on years of service pursuant to the Plan Agreement. Effective March 1, 2007, the Plan was amended to provide that vesting service would be calculated using the elapsed time method.

Upon termination of service due to a participant’s death, disability or retirement, the participant has a nonforfeitable right to 100% of his or her account balance. Upon termination of service for any other reason, a participant’s nonforfeitable interest in the portion of his or her account balance attributable to Company contributions shall be in accordance with the following schedules:

For participants hired before August 1, 2006, the vesting schedule is as follows:

Full Years of Credit Service	Vesting Percentage
One year but less than two	33.33%
Two years but less than three	66.66%
Three years or more	100.00%

For participants hired on or after August 1, 2006, the vesting schedule is as follows:

Full Years of Credit Service	Vesting Percentage
One year but less than two	25.00%
Two years but less than three	50.00%
Three years but less than four	75.00%
Four years or more	100.00%

Forfeitures

Unvested Company matching contributions are forfeited and remain in the Plan following the termination of employment for reasons other than death, disability or retirement by participants with less than a 100% vested interest in the Company matching contribution portion of their accounts. At December 31, 2010 and 2009, unvested forfeitures of $1,276,549 and $1,327,690, respectively, were included in Plan assets. Unvested forfeited amounts may be used to pay Plan expenses that otherwise would be payable by Plan assets or the Company first and then reduce Company contributions in accordance with the Plan Agreement. During 2010, $71,565 in forfeitures was used to pay administrative expenses incurred by the Plan. No forfeitures were used to reduce Company matching contributions in 2010.

Termination of the Plan

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, participants’ accounts will become 100% vested and the Plan’s assets will be distributed in accordance with the terms of the Plan Agreement.

Participant Accounts

Each participant’s account is credited with the participant’s discretionary contributions and earnings thereon and an allocation of the Company’s contributions and earnings thereon. The benefit to which a participant in the Plan is entitled is equal to the portion of the participant’s account in which the participant is fully vested. The valuation date for the benefit a participant is entitled to receive is the day on which a participant’s distribution is processed.

Notes Receivable from Participants

Participants are allowed to apply for loans from the Plan. The minimum amount a participant may borrow from the Plan is $1,000, and the maximum amount a participant may borrow from the Plan is the lesser of $50,000 or 50% of the participant’s vested account balance. All notes related to such loans are secured by the participant’s vested account balance and bear interest

SANDRIDGE ENERGY, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

at a rate equal to the prime rate at the time of the loan. Repayments of the notes are amortized in equal monthly payments over a period not extending beyond five years from the date of the loan.

Plan Administration

The Plan is administered by designated Company personnel. During 2009 and through November 30, 2010, Principal Trust Company was designated as the Plan’s trustee and Principal Financial Group (“Principal”) was responsible for the custody and management of the Plan’s assets. In December 2010, the Company transferred the Plan’s assets to Fidelity Investments (the “Custodian”), which is responsible for the custody of the Plan’s assets. Also in December 2010, Reliance Trust Company (the “Trustee”) took over responsibility for the management of the Plan’s assets with the recordkeeper, The Newport Group (“Newport”). All Company common stock and investments in the self-directed brokerage account held by the Plan were transferred in-kind from Principal, while all other investments were sold and proceeds were used to purchase similar investments based on the investment options made available by the Custodian. The Company has engaged an investment consultant to assist in selecting appropriate and prudent investment options and monitoring and evaluating performance results of the investment options to assure that the investment objectives applicable to the investment options are being met. The Company provides administrative and managerial services to the Plan at no charge. Investment expenses charged to the Plan are paid out of the Plan assets or by the Company. The 2010 administrative fees were paid out of Plan assets.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

The Plan reports investment contracts at fair value in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 325, Investments – Other. However, contract value is the relevant measurement attribute for that portion of net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were able to initiate permitted transactions under the terms of the Plan. The statements of assets available for benefits present the fair value of fully benefit-responsive investment contracts and an adjustment from fair value to contract value of such investment contracts in order to determine net assets available for benefits. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Valuation of Investments and Income Recognition

Investments in the Plan are reported at fair value. Fair value, as defined by ASC Topic 820, “Fair Value Measurements and Disclosures” (“ASC Topic 820”) is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for further discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. The change in market value of investments is reflected in the statement of changes in net assets available for benefits as appreciation or depreciation in fair value of investments. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2010 and 2009. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

SANDRIDGE ENERGY, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

Payment of Benefits

Benefit payments to Plan participants are recorded when paid.

Risks and Uncertainties

The Plan provides for investment in the Company’s common stock, various mutual funds and other investment securities. Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments could occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances. Rates of return will vary, and returns will depend on the market value of the Plan’s investments.

Recent Accounting Pronouncements Adopted

In January 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-06, “Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”). ASU 2010-06 requires additional disclosures and clarifies existing disclosure requirements about fair value measurement as set forth in ASC Topic 820. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for certain disclosure requirements regarding activity in Level 3 fair value measurements which are effective for fiscal years beginning after December 15, 2010. The implementation of ASU 2010-06 had no impact on the Plan’s financial condition. See Note 4 for fair value measurement disclosures. The additional requirements under ASU 2010-06 regarding activity in Level 3 fair value measurements will be implemented in 2011 and are not expected to impact the Plan’s financial condition.

In September 2010, the FASB issued ASU 2010-25 “Reporting Loans to Participants by Defined Contribution Pension Plans” (“ASU 2010-25”). ASU 2010-25 clarifies existing disclosure requirements about how loans to participants should be classified and measured by defined contribution benefit plans. ASU 2010-25 requires participant loans be measured at their unpaid principal balance plus any accrued but unpaid interest and classified as notes receivable from participants, which are segregated from Plan investments. Previously, participant loans were measured at fair value and classified as investments. ASU 2010-25 is effective for fiscal years ending after December 15, 2010, and shall be applied retrospectively with early adoption permitted. The Plan applied the provisions of ASU 2010-25 for both periods presented in its accompanying financial statements. The implementation of ASU 2010-25 had no impact on the Plan’s financial condition.

SANDRIDGE ENERGY, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

3. Investments

The following tables present the fair value of Plan investments representing 5% or more of the net assets available for benefits at December 31, 2010 and 2009:

	December 31,
	2010	2009

Russell Investment Group — LifePoints 2020 Strategy Fund	$—	$1,761,848
Russell Investment Group — LifePoints 2030 Strategy Fund	—	2,679,293
Russell Investment Group — LifePoints 2040 Strategy Fund	—	2,293,575
Vanguard Group, Inc. — Vanguard Target Retirement 2020 Fund	2,952,483	—
Vanguard Group, Inc. — Vanguard Target Retirement 2030 Fund	3,623,046	—
Vanguard Group, Inc. — Vanguard Target Retirement 2040 Fund	3,245,203	—
SandRidge Energy, Inc. common stock*	19,795,315	13,024,937

*	Includes participant and nonparticipant-directed investments

The net change in value of the Plan’s investments (including investments bought and sold as well as those held during the year) during 2010 is as follows:

Mutual funds	$2,286,260
Common collective fund	40,071
Common stock	(1,930,389)

Net appreciation of investments	$395,942

In addition, the Plan reported dividend income from investments of $594,385 for 2010. Accrued interest and dividends receivable were not significant for 2010 or 2009.

Specific investment funds may be added or deleted as investment options under the Plan from time to time. During 2009 and through November 30, 2010, the Plan had 32 investment options, including the Company’s common stock and a self-directed brokerage account in which participants had the option to invest their contributions in stocks and bonds. As a result of the change to the Plan’s custodian in December 2010, the Plan’s assets were transferred to 35 similar investment options, including the Company’s common stock and a self-directed brokerage account. An investment mapping strategy used to transfer the Plan’s assets was prepared by the investment consultant and authorized by the Plan’s Benefits Committee in order to allow participants’ investments to be transferred to similar investment options. See “Plan Administration” in Note 1 for further discussion of the trustee and custodian change.

4. Fair Value Measurements

ASC Topic 820 requires disclosure that establishes a framework for measuring fair value and expands disclosure about fair value measurements. ASC Topic 820 requires fair value measurements to be classified and disclosed in one of the following categories:

Level 1:	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2:	Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3:	Measurement based on prices or valuation models that require inputs that are both significant to the fair value measurement and less observable for objective sources (i.e., supported by little or no market activity).

Assets and liabilities that are measured at fair value are classified based on the lowest level of input that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment, which may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels. The determination of the fair values, stated below, takes into account the market for the Plan’s assets, the associated credit risk and other factors as required under ASC Topic 820. The Plan considers active markets as those in which transactions for the assets or liabilities occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Following is a description of the valuation methods used for investments measured at fair value. There have been no changes in the

SANDRIDGE ENERGY, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

methods used at December 31, 2010 and 2009.

Level 1 Fair Value Measurements

Mutual funds. The fair values of mutual funds that invest principally in actively traded marketable securities were derived from quoted market prices as substantially all of these instruments have active markets.

Common stock. Fair value of Company common stock is based on the market price for a share of such common stock as quoted on the New York Stock Exchange on December 31st.

Self-directed brokerage accounts. Assets held in self-directed brokerage accounts consist of stocks and bonds. The fair values of amounts held in self-directed brokerage accounts were derived from quoted market prices.

Level 2 Fair Value Measurements

Pooled accounts. Pooled accounts invested in securities were valued based on quoted market prices of similar securities in active or non-active markets.

Level 3 Fair Value Measurements

Guaranteed investment fund. The fair value of the guaranteed investment fund is the sum of the fair value of the United States treasury securities and the guaranteed investment contracts (the “GICs”) held by the guaranteed investment fund. The fair value of the United States treasury securities is based on quoted market prices of those securities that are actively traded and the estimated fair value of the GICs is based on the credit rating of the counterparty, current interest rates and term of the contracts. The guaranteed investment fund may invest in United States treasury securities and GICs of various entities. See Note 5 for further discussion of the guaranteed investment fund.

The following tables set forth by level, within the fair value hierarchy, the fair value of the Plan’s investments as of December 31, 2010 and December 31, 2009:

	Investments at Fair Value as of December 31, 2010
Description	Level 1	Level 2	Level 3	Total
Mutual funds:
Fixed income	$1,022,369	$—	$—	$1,022,369
Target	15,843,701	—	—	15,843,701
Small and mid cap	2,159,143	—	—	2,159,143
Large cap	2,511,546	—	—	2,511,546
International	1,598,727	—	—	1,598,727
Other	1,456,059	—	—	1,456,059

Total mutual funds	24,591,545	—	—	24,591,545

Guaranteed investment fund	—	—	2,402,143	2,402,143
SandRidge common stock	19,795,315	—	—	19,795,315
Self-directed brokerage accounts	654,077	—	—	654,077

Total investments at fair value	$45,040,937	$—	$2,402,143	$47,443,080

SANDRIDGE ENERGY, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

	Investments at Fair Value as of December 31, 2009
Description	Level 1	Level 2	Level 3	Total
Mutual funds:
Fixed income	$812,891	$—	$—	$812,891
Target	10,062,941	—	—	10,062,941
Small and mid cap	536,172	—	—	536,172
Large cap	837,356	—	—	837,356
International	468,070	—	—	468,070
Other	743,178	—	—	743,178

Total mutual funds	13,460,608	—	—	13,460,608

Pooled accounts:
Small and mid cap	—	851,364	—	851,364
Large cap	—	900,781	—	900,781
International	—	721,838	—	721,838
Other	—	807,364	—	807,364

Total pooled accounts	—	3,281,347	—	3,281,347

Guaranteed investment fund		—	1,460,006	1,460,006
SandRidge common stock	13,024,937	—	—	13,024,937
Self-directed brokerage accounts	202,875	—	—	202,875

Total investments at fair value	$26,688,420	$3,281,347	$1,460,006	$31,429,773

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investment for the year ended December 31, 2010:

Balance of Level 3, December 31, 2009	$1,460,006
Realized gains	40,071
Unrealized gains relating to investments still held at the reporting date	—
Purchases, sales, issuances and settlements, net	902,066

Balance of Level 3, December 31, 2010	$2,402,143

Gains and losses (realized and unrealized) included in changes in net assets for the period above are reported in net appreciation in fair value of investments in the accompanying statement of changes in net assets available for benefits.

During the year ended December 31, 2010, there were no transfers between Level 1, Level 2, or Level 3 fair value measurements.

5. Guaranteed Investment Fund — Fully Benefit-Responsive Investment Contract

During 2009 and through November 30, 2010, the Morley Financial Services, Inc. Stable Value Fund was the Plan’s guaranteed investment fund option. In December 2010, the Plan transferred its assets to a new custodian. See Note 1. As a result, the Putnam Investments Stable Value Fund replaced the Plan’s previous guaranteed investment fund option. Both funds may invest in short-term money market instruments and in fully benefit-responsive synthetic GICs with various insurance companies, banks and financial institutions. Both funds are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The GIC issuer is contractually obligated to repay the principal amount of the GIC and an amount of interest that is guaranteed to the Plan.

Because these contracts are fully benefit-responsive, contract value is the relevant measurement attributable for that portion of the net assets available for benefits attributable to the common collective trust. See Note 2. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value.

There are no reserves against contract value for the credit risk of the GIC issuer or otherwise. The interest rate for a GIC is based on a formula agreed upon by the Plan and the issuer of the GIC. In no event shall the interest rate be less than zero percent. As of December 31, 2010, the contract value of the guaranteed investment fund was $2,272,089 compared to a fair value of $2,402,143. As of December 31, 2009, the contract value of the guaranteed investment fund was $1,450,145 compared to a fair value of $1,460,006.

SANDRIDGE ENERGY, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

The occurrence of certain events can limit the Plan’s ability to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan Agreement (including complete or partial plan termination or merger with another plan), (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (iv) failure of the Plan’s trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Company does not believe that any event will occur that would limit the Plan’s ability to transact at contract value with participants.

The following table presents the average yield earned by the Plan’s fully benefit-responsive investment contract before and after adjustments to reflect the actual interest rate credited to participants during the plan years ended December 31, 2010 and 2009.

	Year Ended December 31,
	2010	2009
Morley Financial Services, Inc. Stable Value Fund
Average yields:
Based on actual earnings*	1.94%	1.81%
Based on interest rate credited to participants**	1.93%	1.67%

*	Average yield for January 1, 2010 through November 30, 2010 and the year ended December 31, 2009 for amounts held by the Plan
**	Average yield credited to participants in the Plan for January 1, 2010 through November 30, 2010 and the year ended December 31, 2009

The Putnam Investments Stable Value Fund is a dollar par fund, with only dividends credited to participants. As no dividends were received in December 2010, average yields for this GIC are not reflected in the table above.

6. Nonparticipant-Directed Investments

Net assets available for benefits as of December 31, 2010 and 2009 included nonparticipant-directed investments in Company common stock of $7,973,771 and $9,070,260, respectively. The change in net assets related to nonparticipant-directed investments during the 2010 plan year is as follows:

Contributions	$8,674,177
Net depreciation in fair value	(1,930,389)
Benefits paid to participants	(570,357)
Transfer to participant-directed investments	(7,174,016)
Administrative expenses	(95,904)

Net decrease	$(1,096,489)

7. Concentration of Market Risk

The Plan has invested a significant portion of its assets in Company common stock. Investments in Company common stock included participant and nonparticipant-directed investments for the plan years ended December 31, 2010 and 2009. Investments in Company common stock constituted approximately 40% and 39% of the Plan’s net assets available for benefits as of December 31, 2010 and 2009, respectively. As a result of this concentration, any significant fluctuation in the market value of Company common stock could impact the net assets of the Plan as well as individual participant account balances.

8. Plan Tax Status

The Plan obtained a determination letter from the Internal Revenue Service on September 2, 2010 and is qualified under Section 401(a) of the Code. The Plan is required to operate in conformity with the Code to maintain its qualification. Therefore, the Company believes that the Plan, as amended and restated, and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Code.

SANDRIDGE ENERGY, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

9. Party-in-Interest Transactions

Parties-in-interest (as defined under Department of Labor regulations) to the Plan include any fiduciary of the Plan, any party rendering service to the Plan, the Company as an employer which has employees covered by the Plan and certain others. During the plan year ended December 31, 2010, the Plan entered into the following transactions with parties-in-interest that are exempt from the Department of Labor regulations that would otherwise prohibit transactions between the Plan and parties-in-interest.

•

Certain Plan investments were managed by Principal Life Insurance Company, which is a member company of Principal, the Plan’s custodian and manager during 2009 and through November 30, 2010. In addition, trust services were performed by Principal Trust Company, which is also a member company of Principal. Transactions between the Plan and these companies qualify as party-in-interest transactions due to their affiliation with Principal and Principal’s relationship with the Plan. Total assets invested in the funds managed by these companies were $3,281,347 at December 31, 2009. None of the Plan assets were managed by these companies at December 31, 2010.

•

Certain Plan investments were held by Fidelity Investments (“Fidelity”), the Plan’s Custodian beginning in December 2010. Transactions between the Plan and Fidelity qualify as party-in-interest transactions due to Fidelity’s relationship with the Plan. Total assets invested in the funds managed by Fidelity were $408,197 at December 31, 2010.

•	The Plan incurred $93,759 and $15,889 in administrative fees in 2010 to Principal and Newport, respectively, which qualify as party-in-interest transactions.

•	The Plan held investments in Company common stock totaling $19,795,315 and $13,024,937 at December 31, 2010 and 2009, respectively.

•	Other assets held by the Plan include notes receivable from participants totaling $1,319,554 and $933,893 at December 31, 2010 and 2009, respectively.

10. Excess Contributions

Benefit payments of $2,532,350 for the plan year ended December 31, 2010 include distributions of $40,116 made to certain participants to refund excess deferral contributions for the relevant nondiscrimination provisions that limit contributions to the Plan by highly compensated participants for the plan year ended December 31, 2009. In addition, the Company is currently working with Newport and the Internal Revenue Service to process refunds related to the plan year ended December 31, 2007 as set forth in the compliance statement dated September 2, 2010 for the Voluntary Compliance Program within the Code’s Employee Plans Compliance Resolution System (the “Compliance Statement”). All distributions of excess returns and earnings processed during 2009 related to the plan year ended December 31, 2008 have been processed by Newport pursuant to the Compliance Statement. Distributions of excess returns and earnings related to the plan year ended December 31, 2010 are expected to be timely processed by June 30, 2011.

11. Subsequent Events

No events occurring after December 31, 2010 were required to be disclosed in this report.

SANDRIDGE ENERGY, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

12. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2010 and 2009:

	2010	2009
Net assets available for benefits per the financial statements	$49,927,795	$33,190,141
Adjustment from contract value to fair value for fully benefit-responsive contracts	130,054	9,861

Net assets available for benefits per Form 5500	$50,057,849	$33,200,002

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to Form 5500 for the year ended December 31, 2010:

Increase in net assets available for benefits per the financial statements	$16,737,654
Net adjustment from contract value to fair value for fully benefit-responsive contracts	120,193

Increase in net assets available for benefits per Form 5500	$16,857,847

SANDRIDGE ENERGY, INC. 401(K) PLAN

EIN 20-8084793 PN 001

SCHEDULE H, LINE 4I — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2010

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value.	(d) Cost	(e) Current Value

	Vanguard Group, Inc.	Registered Investment Company VANGUARD TARGET RETIREMENT 2005 FUND	#	$175,722

	Vanguard Group, Inc.	Registered Investment Company VANGUARD TARGET RETIREMENT 2010 FUND	#	1,424,678

	Vanguard Group, Inc.	Registered Investment Company VANGUARD TARGET RETIREMENT 2015 FUND	#	585,809

	Vanguard Group, Inc.	Registered Investment Company VANGUARD TARGET RETIREMENT 2020 FUND	#	2,952,483

	Vanguard Group, Inc.	Registered Investment Company VANGUARD TARGET RETIREMENT 2025 FUND	#	728,796

	Vanguard Group, Inc.	Registered Investment Company VANGUARD TARGET RETIREMENT 2030 FUND	#	3,623,046

	Vanguard Group, Inc.	Registered Investment Company VANGUARD TARGET RETIREMENT 2035 FUND	#	747,658

	Vanguard Group, Inc.	Registered Investment Company VANGUARD TARGET RETIREMENT 2040 FUND	#	3,245,203

	Vanguard Group, Inc.	Registered Investment Company VANGUARD TARGET RETIREMENT 2045 FUND	#	765,376

	Vanguard Group, Inc.	Registered Investment Company VANGUARD TARGET RETIREMENT 2050 FUND	#	1,594,931

	Putnam Investments	Common/Collective Trust PUTNAM STABLE VALUE FUND	#	2,402,143

	TCW Investment Management Co.	Registered Investment Company TCW CORE FIXED INCOME FUND	#	485,506

	Franklin Templeton Investments	Registered Investment Company FRANKLIN STRATEGIC INCOME FUND	#	536,862

	American Funds	Registered Investment Company AMERICAN MUTUAL FUND	#	256,632

	Parnassus Investments	Registered Investment Company EQUITY INCOME FUND	#	989,728

*	Fidelity Management & Research Co.	Registered Investment Company SPARTAN TOTAL MARKET INDEX FUND	#	407,827

SANDRIDGE ENERGY, INC. 401(K) PLAN

EIN 20-8084793 PN 001

SCHEDULE H, LINE 4I — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2010

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value.	(d) Cost	(e) Current Value
	Franklin Templeton Investments	Registered Investment Company GROWTH FUND	#	857,359

	American Century Investment Mgmt, Inc.	Registered Investment Company MID CAP VALUE FUND	#	424,528

	Columbia Funds	Registered Investment Company COLUMBIA MID CAP INDEX FUND	#	359,505

	Principal Management Corporation	Registered Investment Company MIDCAP BLEND FUND	#	93,119

	Ivy Investment Management Company	Registered Investment Company IVY MID CAP GROWTH FUND	#	251,437

	Columbia Funds	Registered Investment Company COLUMBIA MULTI-ADVISOR SMALL CAP VALUE FUND	#	245,042

	Ridgeworth Funds	Registered Investment Company SMALL CAP VALUE EQUITY FUND	#	136,333

	Vanguard Group, Inc.	Registered Investment Company SMALL-CAP INDEX FUND	#	285,400

	Janus Capital Management, LLC.	Registered Investment Company JANUS TRITON FUND	#	363,779

	American Funds	Registered Investment Company NEW PERSPECTIVE FUND	#	613,999

	American Funds	Registered Investment Company EUROPACIFIC GROWTH FUND	#	883,332

	American Funds	Registered Investment Company SMALLCAP WORLD FUND	#	15,911

	OppenheimerFunds, Inc.	Registered Investment Company OPPENHEIMER DEVELOPING MARKETS FUND	#	85,486

	Nuveen Fund Advisors, Inc.	Registered Investment Company NUVEEN REAL ESTATE SECURITIES FUND	#	209,590

	Prudential Investments	Registered Investment Company PRUDENTIAL JENNISON NATURAL RESOURCES FUND	#	1,038,313

	Vanguard Group, Inc.	Registered Investment Company VANGUARD ENERGY FUND	#	132,962

	Franklin Templeton Investments	Registered Investment Company FRANKLIN GOLD & PRECIOUS METALS FUND	#	74,823

*	Fidelity Management & Research Company	Registered Investment Company RETIREMENT MONEY MARKET PORTFOLIO	#	370

	Self-Directed Brokerage Accounts	SELF-DIRECTED BROKERAGE ACCOUNTS	#	654,077

SANDRIDGE ENERGY, INC. 401(K) PLAN

EIN 20-8084793 PN 001

SCHEDULE H, LINE 4I — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2010

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value.	(d) Cost	(e) Current Value
*	SandRidge Energy, Inc.	Employer Security SANDRIDGE ENERGY, INC. COMMON STOCK	$25,920,539	19,795,315

	Total investments			47,443,080

*	Participant Loans	Range of Interest Rates Rates Range from 3.25% to 8.25%	-0-	1,319,554

	Total			$48,762,634

*	Denotes party-in-interest
#	Participant-directed investment; cost information is not required.

SANDRIDGE ENERGY, INC. 401(K) PLAN

EIN 20-8084793 PN 001

SCHEDULE H, LINE 4J — SCHEDULE OF REPORTABLE TRANSACTIONS *

YEAR ENDED DECEMBER 31, 2010

Description of asset	(A) Total Number of Purchases	(B) Total Number of Sales	(C) Total Value of Purchases	(D) Total Value of Sales	(E) Net Gain/(Loss)
Employer Security SandRidge Energy, Inc. common stock	28	—	$4,054,498	$—	$—

*	Schedule is prepared using the alternative way of reporting (iii) series transactions under Department of Labor Regulation 2520.103-6 (d)(2).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SANDRIDGE ENERGY, INC. 401(k) PLAN

Date: June 22, 2011	By:	/s/ MARY L. WHITSON
Mary L. Whitson
Senior Vice President, Human Resources, on Behalf of SandRidge Energy, Inc. as Plan Administrator

EXHIBIT INDEX

Exhibit No.	Exhibit Description

23.1	Consent of Independent Registered Public Accounting Firm — McConnell & Jones LLP